07028516

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 03 2007
WASH. D.C. 186

Your reference File No. 82-5089
Our reference MS/bc
Date November 30, 2007

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 28 51
Dir. fax +41 (44) 625 08 51
marianne.stuck@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich announces own shareholding"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

PROCESSED
DEC 12 2007
THOMSON FINANCIAL

Stuck

Marianne Stuck
Legal Adviser

Enclosure

dw 12/10

46674-05

News Release

ZURICH®

Zurich announces own shareholding

Zurich Financial Services
Mythenquai 2
8002 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, November 30, 2007 – Zurich Financial Services announces, in light of the changes of Swiss Stock Exchange Law, that its holding of own shares exceeded the threshold of 3% of voting rights on November 29, 2007. This equals an increase of 1,046,921 shares or 30% since the last public disclosure as of September 30, 2007. The shareholding includes 1,055,939 own shares that are held through Zurich Group Holding to meet obligations under various employee share and option plans as well as 3,432,500 own shares acquired in 2007 in connection with the completed share buyback program. Some additional shares are also held indirectly by Zurich Life Insurance Company Ltd. and Assuricum Company Limited. In total, 4,515,259 registered shares are held, which based on the capital registered with the Commercial Registry reflect 3.12% of the share capital and voting rights of Zurich Financial Services.

Zurich Group Holding, Mythenquai 2, 8002 Zurich, is held by Allied Zurich Limited, Station Road, Swindon, Wiltshire SN1 1EL, England, UK and Zurich Financial Services. Allied Zurich Limited is held by Zurich Financial Services, which is the holding company of Zurich Financial Services Group. Zurich Life Insurance Company Ltd., Austrasse 46, 8045 Zurich, is a subsidiary of Assuricum Company Limited, which in turn is a subsidiary of Zurich Insurance Company, both at Mythenquai 2, 8002 Zurich. This entity is a fully owned subsidiary of Zurich Group Holding.

ZURICH®

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

END